

**ANGLO AMERICAN**


05006054

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

11 February, 2005

SUPPL


SEC MAIL PROCESSING
RECEIVED
FEB 2 2 2005
WASH. D.C. 185 SECTION

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- News Release AA plc announces change of United Kingdom Registrars and South African Transfer Secretaries – dated 9 February 2005
- Notification of Directors' Interests in Anglo American plc dated 7 February 2005.
- Notification of Directors' Interests in Anglo American plc dated 11 February 2005.

Yours faithfully
For and on behalf of Anglo American plc


PROCESSED
MAR 03 2005
THOMSON FINANCIAL

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN plc

## CHANGE OF UNITED KINGDOM REGISTRARS AND SOUTH AFRICAN TRANSFER SECRETARIES

Following a review of the provision of share registration services, the Company has decided to appoint Lloyds TSB Registrars as registrars in the United Kingdom, in place of Computershare Investor Services PLC, and Ultra Registrars (Proprietary) Limited as transfer secretaries in South Africa in place of Computershare Investor Services 2004 (Pty) Limited, both with effect from Monday 28 February 2005. From that date all enquiries about shareholdings should be addressed, as appropriate, to either:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
England ("Lloyds")

Telephone: in the UK - 0870 609 2286; from overseas - +44 121 415 7558

OR

Ultra Registrars (Proprietary) Limited
11 Diagonal Street
Johannesburg 2001
P O Box 4844 Johannesburg 2000
South Africa ("Ultra")

Telephone +27 (0) 11 834 2266

Consequent upon the abovementioned appointments, Lloyds and Ultra have been appointed Plan Administrators for the United Kingdom and South African share registers respectively in relation to the Company's Dividend Reinvestment Plan.

SHAREHOLDERS DO NOT NEED TO TAKE ANY ACTION AS A RESULT OF THE NEW APPOINTMENTS AND CURRENT SHARE CERTIFICATES, SHAREHOLDERS' INSTRUCTIONS AND SHAREHOLDING ACCOUNTS WILL REMAIN VALID.

Shareholders in South Africa who hold their shares through the STRATE system will not be affected by the new appointments and should continue to communicate with their Central Securities Depositary Participant (CSDP).

9 February 2005

ANGLO AMERICAN plc

CHANGE OF UNITED KINGDOM REGISTRARS AND SOUTH AFRICAN TRANSFER SECRETARIES

Following a review of the provision of share registration services, the Company has decided to appoint Lloyds TSB Registrars as registrars in the United Kingdom, in place of Computershare Investor Services PLC, and Ultra Registrars (Proprietary) Limited as transfer secretaries in South Africa in place of Computershare Investor Services 2004 (Pty) Limited, both with effect from Monday 28 February 2005. From that date all enquiries about shareholdings should be addressed, as appropriate, to either:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
England ("Lloyds")

Telephone: in the UK - 0870 609 2286; from overseas - +44 121 415 7558

OR

Ultra Registrars (Proprietary) Limited
11 Diagonal Street
Johannesburg 2001
P O Box 4844 Johannesburg 2000
South Africa ("Ultra")

Telephone +27 (0) 11 834 2266

Consequent upon the abovementioned appointments, Lloyds and Ultra have been appointed Plan Administrators for the United Kingdom and South African share registers respectively in relation to the Company's Dividend Reinvestment Plan.

SHAREHOLDERS DO NOT NEED TO TAKE ANY ACTION AS A RESULT OF THE NEW APPOINTMENTS AND CURRENT SHARE CERTIFICATES, SHAREHOLDERS' INSTRUCTIONS AND SHAREHOLDING ACCOUNTS WILL REMAIN VALID.

Shareholders in South Africa who hold their shares through the STRATE system will not be affected by the new appointments and should continue to communicate with their Central Securities Depositary Participant (CSDP).

9 February 2005

ANGLO AMERICAN plc

## CHANGE OF UNITED KINGDOM REGISTRARS AND SOUTH AFRICAN TRANSFER SECRETARIES

Following a review of the provision of share registration services, the Company has decided to appoint Lloyds TSB Registrars as registrars in the United Kingdom, in place of Computershare Investor Services PLC, and Ultra Registrars (Proprietary) Limited as transfer secretaries in South Africa in place of Computershare Investor Services 2004 (Pty) Limited, both with effect from Monday 28 February 2005. From that date all enquiries about shareholdings should be addressed, as appropriate, to either:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
England ("Lloyds")

Telephone: in the UK - 0870 609 2286; from overseas - +44 121 415 7558

OR

Ultra Registrars (Proprietary) Limited
11 Diagonal Street
Johannesburg 2001
P O Box 4844 Johannesburg 2000
South Africa ("Ultra")

Telephone +27 (0) 11 834 2266

Consequent upon the abovementioned appointments, Lloyds and Ultra have been appointed Plan Administrators for the United Kingdom and South African share registers respectively in relation to the Company's Dividend Reinvestment Plan.

SHAREHOLDERS DO NOT NEED TO TAKE ANY ACTION AS A RESULT OF THE NEW APPOINTMENTS AND CURRENT SHARE CERTIFICATES, SHAREHOLDERS' INSTRUCTIONS AND SHAREHOLDING ACCOUNTS WILL REMAIN VALID.

Shareholders in South Africa who hold their shares through the STRATE system will not be affected by the new appointments and should continue to communicate with their Central Securities Depositary Participant (CSDP).

9 February 2005

ANGLO AMERICAN plc

# CHANGE OF UNITED KINGDOM REGISTRARS AND SOUTH AFRICAN TRANSFER SECRETARIES

Following a review of the provision of share registration services, the Company has decided to appoint Lloyds TSB Registrars as registrars in the United Kingdom, in place of Computershare Investor Services PLC, and Ultra Registrars (Proprietary) Limited as transfer secretaries in South Africa in place of Computershare Investor Services 2004 (Pty) Limited, both with effect from Monday 28 February 2005. From that date all enquiries about shareholdings should be addressed, as appropriate, to either:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
England ("Lloyds")

Telephone: in the UK - 0870 609 2286; from overseas - +44 121 415 7558

OR

Ultra Registrars (Proprietary) Limited
11 Diagonal Street
Johannesburg 2001
P O Box 4844 Johannesburg 2000
South Africa ("Ultra")

Telephone +27 (0) 11 834 2266

Consequent upon the abovementioned appointments, Lloyds and Ultra have been appointed Plan Administrators for the United Kingdom and South African share registers respectively in relation to the Company's Dividend Reinvestment Plan.

SHAREHOLDERS DO NOT NEED TO TAKE ANY ACTION AS A RESULT OF THE NEW APPOINTMENTS AND CURRENT SHARE CERTIFICATES, SHAREHOLDERS' INSTRUCTIONS AND SHAREHOLDING ACCOUNTS WILL REMAIN VALID.

Shareholders in South Africa who hold their shares through the STRATE system will not be affected by the new appointments and should continue to communicate with their Central Securities Depositary Participant (CSDP).

9 February 2005

ANGLO AMERICAN plc

## CHANGE OF UNITED KINGDOM REGISTRARS AND SOUTH AFRICAN TRANSFER SECRETARIES

Following a review of the provision of share registration services, the Company has decided to appoint Lloyds TSB Registrars as registrars in the United Kingdom, in place of Computershare Investor Services PLC, and Ultra Registrars (Proprietary) Limited as transfer secretaries in South Africa in place of Computershare Investor Services 2004 (Pty) Limited, both with effect from Monday 28 February 2005. From that date all enquiries about shareholdings should be addressed, as appropriate, to either:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
England ("Lloyds")

Telephone: in the UK - 0870 609 2286; from overseas - +44 121 415 7558

OR

Ultra Registrars (Proprietary) Limited
11 Diagonal Street
Johannesburg 2001
P O Box 4844 Johannesburg 2000
South Africa ("Ultra")

Telephone +27 (0) 11 834 2266

Consequent upon the abovementioned appointments, Lloyds and Ultra have been appointed Plan Administrators for the United Kingdom and South African share registers respectively in relation to the Company's Dividend Reinvestment Plan.

SHAREHOLDERS DO NOT NEED TO TAKE ANY ACTION AS A RESULT OF THE NEW APPOINTMENTS AND CURRENT SHARE CERTIFICATES, SHAREHOLDERS' INSTRUCTIONS AND SHAREHOLDING ACCOUNTS WILL REMAIN VALID.

Shareholders in South Africa who hold their shares through the STRATE system will not be affected by the new appointments and should continue to communicate with their Central Securities Depositary Participant (CSDP).

9 February 2005

**Anglo American plc**
(the "Company")


SEC MAIL PROCESSING
RECEIVED
FEB 2 2 2005
WASH SECTION

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,161 ordinary shares were transferred today at a price of £13.00. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 February 2005, was as follows:

| | | |
|---|---|---|
| A J Trahar | 18 | ordinary shares |
| A W Lea | 18 | ordinary shares |

N Jordan
Company Secretary
07 February 2005

**Anglo American plc**
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,161 ordinary shares were transferred today at a price of £13.00. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 February 2005, was as follows:

| | | |
|---|---|---|
| A J Trahar | 18 | ordinary shares |
| A W Lea | 18 | ordinary shares |

N Jordan
Company Secretary
07 February 2005

**Anglo American plc**
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,161 ordinary shares were transferred today at a price of £13.00. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 February 2005, was as follows:

| | | |
|---|---|---|
| A J Trahar | 18 | ordinary shares |
| A W Lea | 18 | ordinary shares |

N Jordan
Company Secretary
07 February 2005

**Anglo American plc**
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,161 ordinary shares were transferred today at a price of £13.00. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 February 2005, was as follows:

| | | |
|---|---|---|
| A J Trahar | 18 | ordinary shares |
| A W Lea | 18 | ordinary shares |

N Jordan
Company Secretary
07 February 2005

**Anglo American plc**
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,161 ordinary shares were transferred today at a price of £13.00. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 February 2005, was as follows:

| | | |
|---|---|---|
| A J Trahar | 18 | ordinary shares |
| A W Lea | 18 | ordinary shares |

N Jordan
Company Secretary
07 February 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,579,171 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
| --- | --- |
| 07 February 2005 | 33,042 |
| 08 February 2005 | 33,516 |
| 09 February 2005 | 53,870 |
| 10 February 2005 | 2,000 |
| 11 February 2005 | 4,416 |

The Company was advised of these transactions on 11 February 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
11 February 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,579,171 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 07 February 2005 | 33,042 |
| 08 February 2005 | 33,516 |
| 09 February 2005 | 53,870 |
| 10 February 2005 | 2,000 |
| 11 February 2005 | 4,416 |

The Company was advised of these transactions on 11 February 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
11 February 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,579,171 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 07 February 2005 | 33,042 |
| 08 February 2005 | 33,516 |
| 09 February 2005 | 53,870 |
| 10 February 2005 | 2,000 |
| 11 February 2005 | 4,416 |

The Company was advised of these transactions on 11 February 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
11 February 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,579,171 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 07 February 2005 | 33,042 |
| 08 February 2005 | 33,516 |
| 09 February 2005 | 53,870 |
| 10 February 2005 | 2,000 |
| 11 February 2005 | 4,416 |

The Company was advised of these transactions on 11 February 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
11 February 2005

# ANGLO AMERICAN PLC

## Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,579,171 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 07 February 2005 | 33,042 |
| 08 February 2005 | 33,516 |
| 09 February 2005 | 53,870 |
| 10 February 2005 | 2,000 |
| 11 February 2005 | 4,416 |

The Company was advised of these transactions on 11 February 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
11 February 2005